As filed with The Securities and Exchange Commission on July, 18 2002

                                                     Registration No.  333-13103


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                               AMENDMENT NO. 6 TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                  _____________

                       AVALON CORRECTIONAL SERVICES, INC.
             (Exact Name of Registrant as Specified in its Charter)

       Nevada                            8999                    13-3592263
State of Incorporation      (Primary Standard Industrial      (I.R.S. Employer
   or Organization)            Classification Code No.)      Identification No.)

                13401 Railway Drive Code No.) Identification No.)
                     Oklahoma City, Oklahoma 73114 Code No.)
                                 (405) 752-8802
               (Address, including zip code and telephone number,
        including area code, of Registrant's principal executive office)

        DONALD E. SMITH                                 With Copies To:
    Chief Executive Officer                          Mark A. Robertson, Esq.
AVALON CORRECTIONAL SERVICES, INC.                    Robertson & Williams
     13401 Railway Drive                        3033 N.W. 63rd Street, Suite 200
Oklahoma City, Oklahoma 73114                        Oklahoma City, OK 73116
       (405) 752-8802                                     (405) 848-1944


            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)
                             _______________________


                        Calculation of Registration Fee

                                                                    Proposed        Proposed Maximum
           Title of Each Class of                Amount to           Maximum            Aggregate             Amount of
        Securities to Be Registered            be Registered     Offering Price      Offering Price       Registration Fee
                                                                    Per Share
Common Stock (1)                                     1,000,000          $ 1.50        $1,500,000.00            $  517.24
Common Stock (1)                                        50,000          $5.125        $  256,150.00            $   88.35
Placement Agent Warrant Common Stock(1)                 55,000           $1.50              $82,500            $   28.45
Common Stock Purchase Warrant Series C (1)             837,500           $0.01        $    8,375.00            $    2.88
Common Stock on Exercise of Warrant (1)                837,500           $3.19        $2,671,625.00            $  921.23
Common Stock Purchase Warrant Series D (1)             200,000           $0.01        $    2,000.00            $    0.69
Common Stock on Exercise of Warrant (1)                200,000           $4.20        $  840,000.00            $  289.73
Convertible Debentures (1)                           3,850,000           $0.01        $3,850,500.00            $1,327.93
Common Stock on Conversion of Debentures (1)         1,283,333           $3.00        $3,850,000.00            $1,327.93
Placement Agent Warrant Common Stock (1)                79,000           $0.01
Common Stock on Exercise of Warrant (1)                 79,000           $3.00       $   237,000.00               $69.92
Registration Fee (2)                                                                                           $4,485.42
===========================================  =================  ================  ===================== ================

(1) Securities carried forward from previous registration statements
(2) Paid with previous registrations

    Pursuant to Rule 429(b), the Registrant has combined the Prospectus with the Prospectuses in Form SB-2, Registration Number 33-83932, Form S-2, Registration Number 333-42993 and Form S-2, Registration Number 333-62721

                       AVALON CORRECTIONAL SERVICES, INC.

                              CROSS REFERENCE SHEET
                         Showing Location in Prospectus,
                   Filed as Part of Registration Statement, of
                        Information Required by Form S-2
Item
Number in
Form S-2
          Item Caption in Form S-2                   Location in Prospectus
          ------------------------                   ----------------------

   1.     Forepart of Registration Statement and
            Outside Front Cover Page of Prospectus...Front Cover Page

   2.     Inside Front and Outside Back
            Cover Pages of Prospectus................Back Cover Page

   3.     Summary Information, Risk Factors
            and Ratio of Earnings to Fixed Charges...Summary of Prospectus;
                                                       Risk Factors

   4.     Use of Proceeds............................Use of Proceeds

   5.     Determination of Offering Price............Front Cover Page

   6.     Dilution . . . ............................Not Applicable

   7.     Selling Security Holders...................Selling Security Holders

   8.     Plan of Distribution.......................Front Cover Page; Plan of
                                                       Distribution

   9.     Description of the Securities to be
            Registered...............................Summary of Prospectus;
                                                       Description of Securities

  10.     Interest of Named Experts and Counsel......Not Applicable

  11.     Information with Respect to the Registrant.Incorporation of Certain
                                                       Documents by Reference

  12.     Incorporation of Certain Information
             by Reference............................Incorporation of Certain
                                                       Documents by Reference

  13. Disclosure of Commission Position on Indemni-fication for Securities Act Liabilities..Part II of Registration
                                                       Statement

  14.     Other Expenses of Issuance and
                 Distribution........................Part II of Registration
                                                       Statement

  15.     Indemnification of Directors and Officers..Part II of Registration
                                                       Statement

  16.     Exhibits...................................Exhibits to Registration
                                                       Statement

  17.     Undertakings...............................Part II of Registration
                                                       Statement

  18.     Financial Statements and Schedules.........Incorporation of Certain
                                                       Documents

                        PRELIMINARY AMENDED PROSPECTUS

                       AVALON CORRECTIONAL SERVICES, INC.

                        1,362,333 Shares of Common Stock
                        $2,365,000 Convertible Debentures

     Of the 1,362,333 shares of Common Stock (the "Common Stock") of Avalon Correctional Services, Inc. (the "Company") 79,000 shares of Common Stock are reserved for issuance by the Company to the Class E Warrant holders upon the exercise of Class E Warrants previously issued in connection with a private placement of securities dated September 12, 1997. Except for the 79,000 shares of common stock reserved for issuance to the Class E Warrant holders (the Selling Shareholders) upon the exercise of the Class E Warrants, the remaining balance of 1,283,333 shares of Common Stock are issuable by the Company upon the conversion of the Convertible Debentures. Unless the context otherwise requires, the holders of the Common Stock who are selling securities hereunder are hereinafter collectively referred to as the "Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders. See "Selling Shareholders," "Plan of Distribution" and "Use of Proceeds."

     Of the $2,365,000 Convertible Debentures of the Company, each Convertible Debenture will entitle the holder immediately to convert to Common Stock at a price of $3.00 per share, subject to certain adjustments. The Debentures bear interest at a rate of 7.5% per annum, with a maturity date ten years from the date of issuance. The Debentures are redeemable after May 1, 2000, upon meeting certain requirements.

     The Company's Common Stock is listed on the NASDAQ SmallCap Market System under the symbol "CITY." The average of the bid and asked price for the Common Stock, as reported on the NASDAQ SmallCap Market System, was $2.24 per share on July 15, 2002. There is no established trading market for the Debentures.

     INVESTMENT IN THE SECURITIES IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. See "RISK FACTORS" on pages 6 - 8 of this prospectus for information that should be considered by each prospective investor.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                   Underwriting         Proceeds to
                                                  Price to         Discounts and          Selling          Proceeds to
                                                   Public           Commissions        Shareholders        Company(1)
Offering by Selling Security Holders(2)
 Per share..................................      See Text            See Text            See Text           See Text
 Per debenture .............................      Note (2)            Note (2)            Note (2)           Note (2)
Offering by Company:(3)
  Per Share from Class E
  Warrant...................................        $3.00              $-0-                $-0-               $3.00

 Offering Price per Share of
  Common Stock Underlying
  Debentures................................        $3.00              $-0-                $-0-               $3.00

============================================ ================== ===================  =================  =================
   Total....................................     $4,086,999            $-0-                $-0-             $4,086,999
============================================ ================== ===================  =================  =================

(1) Before deducting expenses payable by the Company and Selling Shareholders, which are estimated at $ 16,000.

(2) The Selling Security Holders have advised the Company that they propose to offer for sale and to sell the Class E Warrants from time to time during the next 12 months through brokers in the over-the-counter market, in private transactions, or otherwise, at market prices then prevailing or obtainable. Accordingly, sales prices and proceeds to the Selling Shareholders will depend upon price fluctuations and the manner of sale. If the Class E Warrants are sold through brokers, the Selling Shareholders will pay brokerage commissions and other charges (which compensation as to a particular broker-dealer might be in excess of customary commissions). Except for the payment of such brokerage commissions and charges, their share of the offering expenses and the legal fees, if any, of the Selling Shareholders, the Company will bear the balance of all expenses in connection with registering the securities offered hereby. Such expenses are estimated to total approximately $16,000. See "Plan of Distribution."

(3) The offering of Common Stock by the Company is adjusted to reduce the number of shares sold by the Company and correspondingly increase the number of shares offered by Selling Shareholders by the number of shares issued to Warrant holders who acquired such Warrants as a part of the original private placement of such Warrants. The exercise of such Warrants by the original holders would be considered a part of the private placement and not registered hereby. In such case, the resale of the Common Stock by these holders is being registered for sale by Selling Shareholders hereby.

     This Prospectus also relates to such additional securities as may be issued
to  the  Selling   Shareholders   because  of  future  stock  dividends,   stock
distributions,  stock splits or similar capital readjustments.

                 The date of this Prospectus is July____, 2002.

                              AVAILABLE INFORMATION

     The Company is subject to certain informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copies at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission can also be reached at 1-800-SEC-0330 for information regarding the operations of its public reference rooms.

     This Prospectus, filed as a part of the Registration Statement, does not contain information set forth in or annexed as an exhibit to the Registration Statement, and reference is made to such exhibits to the Registration Statement for the complete text thereof. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits filed as part thereof, which may be inspected at the office of the Commission without charge. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company, and the address is http://www.sec.gov.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

    (A) Annual Report filed on Form 10-KSB for the fiscal year ended
        December 31, 2001 (File No. 0-20307),
    (B) Form 10-QSB for the period ending March 31, 2002, filed on May 14, 2002,
    (C) Proxy Statement for Annual Meeting of Stockholders held on May 22, 2002.

     This prospectus is accompanied by a copy of the Company's last Form 10-KSB. The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any of these filings which have been or may be incorporated in this Prospectus by reference but not delivered with this Prospectus, except for certain exhibits to such documents. Requests for such information should be directed to the Corporate Secretary, Avalon Correctional Services, Inc. 13401 Railway Drive, Oklahoma City, Oklahoma 73114, telephone number (405) 752-8802.

                               PROSPECTUS SUMMARY

     The following is a summary of certain information contained in this Prospectus and is qualified in its entirety by the detailed information and Consolidated Financial Statements (including the Notes thereto) appearing elsewhere in this Prospectus or incorporated by reference. Each prospective investor is urged to read this Prospectus in its entirety.

                                   The Company

     Avalon Correctional Services, Inc. ("Avalon" or the "Company") is an owner and operator of private community correctional services. Avalon specializes in privatized community correctional facilities and intensive correctional programming. Avalon is currently operating in Oklahoma, Texas and Colorado with plans to significantly expand into additional states. Avalon's business strategy is designed to escalate Avalon into a dominate provider of community correctional services by expanding its operations through state contracts and selective acquisitions. Avalon owns a 300-bed adult residential community corrections facility in Oklahoma City, Oklahoma, a 320-bed adult residential community corrections facility in Tulsa, Oklahoma, a 150-bed adult residential community corrections facility in Tulsa, Oklahoma; a 150-bed medium security facility in El Paso, Texas; a 300-bed medium security facility in El Paso, Texas; a 160-bed medium security juvenile facility in Union City, Oklahoma; a 139-bed community corrections facility located in Henderson, Colorado; and a 307-bed multi-use facility in Greeley, Colorado. Avalon also operates a 36-bed halfway house located in Denver, Colorado; a day reporting center in Northglenn, Colorado; a 180 bed community correctional facility in Del Valle, Texas, and a multi-use facility in Tulsa, Oklahoma, which houses a public inebriant alternative program, as well as residential restrictive housing, substance abuse programming services, and community corrections programs for various jurisdictions. The Colorado community corrections programs also provide non-residential services to approximately 385 offenders in the State of Colorado. The Company also holds a 15% equity interest in an assisted living center located in Oklahoma City, Oklahoma.

                                  The Offering

Securities Offered by
  Company.......................Up  to  1,362,333  shares of  Common  Stock upon the exercise of all outstanding Class E Warrants Warrants and the conversion of all Debentures.

Securities Offered by Selling
  Securities Holders ...........Shares of Common Stock  issued pursuant  to  the exercise of Class E Warrants by any persons who acquired the Warrants in the original private placement of such Warrants. The Class A, B, C and D Warrants previously registered have expired. $2,365,000 Convertible Debentures, plus 1,283,333 Shares of Common stock issuable upon conversion of the Convertible Debentures.

Terms of Debentures.............Each  Convertible  Debenture entitles the holder immediately to convert to Common Stock at a price of $3.00 per share, subject to certain adjustments. The Debentures bear interest at a rate of 7.5% per annum, with a maturity date ten years from the date of issuance. The Debentures are redeemable after May 1, 2000, upon meeting certain requirements.

Terms of Warrants...............Each Class E Warrant will entitle the  holder to purchase one share of Common Stock at a price of $3.00 per share, subject to certain adjustments. There are 79,000 Class E Warrants outstanding. The Warrants are exercisable at any time until their expiration September 12, 2002.

Common Stock Outstanding
  prior to this Offering........4,892,961 shares of Common Stock.

Common Stock Outstanding
  after this Offering..........6,255,294 shares of Common Stock if all outstand-
                               ing Warrants are exercised and all outstanding Debentures are converted.

Use of Proceeds ...............The proceeds of this offering may be used by  the
                               Company to fund new projects, expand existing operations, retire existing indebtedness, for working capital and general corporate purposes. See "USE OF PROCEEDS."

Risk Factors...................An  investment  in  the Company  involves cetrain risks, including operational risks associated with the various businesses owned by the Company, dependence on key individuals, competition, the risk of illiquidity and other risks as more fully set forth under "RISK FACTORS."

NASDAQ Symbol................. "CITY" on the NASDAQ Small Cap Market System.

                             Summary Financial Data
               (dollars in thousands except for per share amounts)
                                              Year Ended            Three Months
                                                                        Ended
                                             December 31,         March 31, 2002
                                      ------------------------------------------
                                            2000            2001
                                            ----            ----
Statement of Operations Data:
Revenues From Continuing Operations......  $22,922        $25,147        $6,625
Income From Continuing Operations........      963          1,325           361
Net Income
  Per Common Share, Basic....                $0.20          $0.28          $0.07
Net Income per Common Share, Diluted.....    $0.20          $0.25          $0.07


                                        December 31,              March 31, 2002
                                     -------------------------------------------
                                            2000           2001
                                            ----           ----
Balance Sheet Data:

Total Assets.............................  $39,455        $40,087        $39,305
Long-Term Debt,
  less Current Maturities ...............   23,614         22,547         22,141
Convertible Debentures ..................    3,850          3,850          3,850
Redeemable Class A Common Stock..........    3,593          3,470          3,532
Stockholder's Equity.....................    3,929          5,505          5,834

                                  RISK FACTORS

     An investment in the Company is speculative and involves a high degree of risk. Prior to making an investment, prospective investors should carefully consider the following risk factors inherent in and affecting the business of the Company and this offering.

     THE COMPANY HAS MADE  "FORWARD  LOOKING  STATEMENTS"  WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934 IN THIS PROSPECTUS, AND IN THE DOCUMENTS THAT ARE INCORPORATED BY REFERENCE. THOSE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXCEPT," "PLAN," "INTEND," AND SIMILAR WORDS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, BUT ARE NOT THE ONLY MEANS OF IDENTIFYING THEM. IN GENERAL, ANY STATEMENTS OTHER THAN A STATEMENT OF HISTORICAL FACT IS A FORWARD-LOOKING STATEMENT. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, THE COMPANY'S BUSINESS COULD BE ADVERSELY AFFECTED AND COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN ANY FORWARD-LOOKING STATEMENTS.

     Limited Customer Base; No Commitment for Minimum Number of Inmate Referrals; Uncertainty of Future Contracts and Per Diem Increases. Approximately 27% of the Company's revenue is derived from contracts with the Oklahoma Department of Corrections ("ODOC") relating to the Company's private correctional facilities in Oklahoma City ("Carver Center") Tulsa ("Avalon Correctional Center"), and Turley ("Turley Correctional Center"). Approximately 24% of the Company's revenue is derived from contracts with the Colorado Department of Corrections. Approximately 15% of the Company's revenue is derived from a contract with the Oklahoma Office of Juvenile Affairs relating to the Union City Juvenile Center. Approximately 18% of the Company's revenue is derived from contracts with West Texas Community Supervision and Corrections Department and Texas Department of Criminal Justice, Parole Division, relating to the Company's correctional facilities in El Paso, Texas. Approximately 10% of the Company's revenues were derived from collections directly from individual offenders during 2001. Additionally, the Company's operations in the State of Colorado are dependent upon contracts with the Colorado Department of
Corrections, and other county government entities. The Company's contracts typically do not specify a commitment to send a minimum number of inmates to the Company's private correctional facilities. There is no guarantee that government funds will continue to be available for the housing of offenders in private correctional facilities or that the various states will not find an alternate means of alleviating prison overcrowding without the use of outside contractors such as the Company. The Company's private correctional operations are dependent upon the continuation and renewal of its existing contractual relationships with the various local, state, and federal agencies. The Company can give no guarantees that its contracts will be continued or renewed. The Company's contracts have been from one year renewable contracts to fifteen year contracts. Further, there is no guarantee that the various states will contract for any particular number of beds during the term of any contract. The Company would have no recourse in the event that funding for the types of services rendered to inmates be decreased or even discontinued by the various states, which would result in termination of the Company's existing contracts.

     The Company's contracts with local, state and federal agencies for correctional services typically provide for per diem rates that either do not increase during the term of the contract, or increase by limited percentages. There is no guarantee that the per diem rates which government agencies are willing to pay to the Company will either be renewed or increased at levels sufficient to cover the personnel expenses and operating expenses of the Company. If personnel costs and operating expenses exceed the revenues that can be generated by per diem rates paid to the Company, then the Company's operations would be adversely affected.

     Significant Government Regulation: Oversight, Audits and Investigations. The Company's business is highly regulated by a variety of governmental authorities such as the Oklahoma Department of Corrections, the Oklahoma Office of Juvenile Affairs, the Oklahoma Department of Mental Health and Substance Abuse Services, West Texas Community Supervision and Corrections Department, Texas Department of Criminal Justice, Parole Department, Colorado Department of Corrections, local community corrections boards within the State of Colorado, and various municipal zoning authorities, with oversight occurring continuously. Failure by the Company to comply with contract terms or applicable regulations could expose it to substantial penalties, such as a reduction in population, resulting in substantial reduction in revenue. Continued noncompliance can result in contract cancellation. In addition, changes in existing regulations could require the Company to modify substantially the manner in which it conducts business and, therefore, could have a material adverse effect on the Company.
                                        6

     Additionally, the Company's contracts give the contracting agency the right to conduct audits of the facilities and operations managed by the Company for the agency, and such audits occur routinely. An audit involves a governmental agency's review of the Company's compliance with the prescribed policies and procedures established with respect to the facility. Further, the Company may be subject to investigations as a result of an audit, an inmate's complaint or other causes.

     Requirements of Accreditation; Inspection and Risk of Loss of Accreditation. In order to maintain its existing contracts with agencies of the State of Oklahoma, the Company must remain accredited by the American Correctional Association (the "ACA"), a not-for-profit organization which has developed uniformity and industry standards for inmate care and operations of correctional facilities and agencies. Accreditation involves a very extensive audit and compliance procedure, and is generally granted for a three-year period. Carver Center was accredited in 2002 and the current accreditation expires in 2005. Avalon Correctional Center was initially accredited in 1996 and is currently accredited through the Fall of 2002. Turley Correctional Facility renewed its ACA accreditation in 2000 and is accredited through 2003. The Union City Juvenile Center was accredited in 2000 and is accredited until 2003. Management is not aware of any facts or circumstances which might impair or jeopardize accreditation or re- accreditation. In addition to the ACA accreditation, the Company must undergo periodic inspections of its premises by agencies of the various states, as well as annual inspections by the City and State Fire Marshal's Office.

     Potential Legal Liability. The Company's management of correctional facilities exposes it to potential third- party claims or litigation by prisoners, or other persons for personal injury or other damage resulting from contact with Company-managed facilities, programs, personnel or prisoners, including damages arising from a prisoner's escape or from a disturbance or riot at a Company-managed facility. The Company participates in an insurance program that provides coverage for certain liability risks faced by the Company, including accident and personal injury and bodily injury or property damage to a third party where the Company is found to be negligent. There can be no assurance, however, that the Company's insurance will be adequate to cover all potential third-party claims.

     Adverse Publicity. The Company's business is subject to public scrutiny. Any disturbances at a Company- managed facility or another privately-managed facility may result in publicity adverse to the Company and the industry in which it operates, which could materially adversely affect the Company's business.

     Dependence on Key Personnel; Key Man Insurance. The Company is heavily dependent upon its officers and directors for its continued operation, and in particular on its Chief Executive Officer, Donald E. Smith. The loss of Mr. Smith's services could have a serious impact on the operation of the Company's business. The Company currently pays the premiums on policies of life insurance pertaining to Mr. Smith. The Company is the beneficiary of $4,000,000 of key man life insurance on Donald E. Smith.

     Employment Contracts. The Company executed a three-year employment agreements with the Company's CEO in 1997. This employment agreement has been extended by the Board of Directors, and is currently extended through December 2004. The agreement provide for compensation at a base rate and increases to be determined on an annual basis by the Board of Directors. The agreement also contains provisions for severance pay and disability payments, as well as non-compete agreements preventing the CEO from engaging in a business deemed similar to that of the Company. The Company has an unfunded deferred compensation plan for certain key executives.

     Competition. A number of other corporations operate private correctional facilities in the same geographic region as the Company, and still others compete directly with the Company for contracts with state agencies. While the Company believes that it has certain advantages in competing for state contracts, some of the companies eligible to compete may have longer operating histories and greater financial resources available to them. Since the award of state contracts is pursuant to competitive bidding, it is possible that the greater financial resources of the companies eligible to compete might enable them to underbid the Company for such contracts.

     Continued Control by Donald Smith and RSTW Partners III LP. The Company's Chief Executive Officer, Donald E. Smith, owns 1,054,000 shares of Common Stock which is approximately 22% of all Common Stock presently outstanding. An additional 750,000 warrants have been issued to Mr. Smith in consideration of his guarantee of Company obligations which would further increase his voting percentage, if the warrants are exercised. The warrants issued to Donald E. Smith have a five-year term from the date of issuance, March 9, 2001. On September 16, 1998, the Company completed a private placement of equity and debt with RSTW Partners III LP. ("RSTW") As a result of this private placement, RSTW received 1,622,448 shares of Common Stock, which is approximately 33% of all Common Stock presently outstanding. RSTW and Donald E. Smith have substantial interests in the Company and the combined interests of Donald E. Smith and RSTW represent a majority of the stock outstanding.

     Corporate Action Possible Without Stockholder Vote. Pursuant to Nevada corporate statutes, the holders of a majority of the Company's Common Stock may authorize or take corporate action without notice to or the consent of the stockholders. The Company's minority stockholders may not have the opportunity to approve or consent to the Company's involvement in an acquisition or other transaction, or to the terms of such transaction. A shareholder vote may not be made available, and in any event, such a shareholder vote would be controlled by the majority stockholder.

     Non-Registration in Certain Jurisdictions of Shares Underlying the Warrants. The Warrants registered in this Offering are not exercisable unless, at the time of exercise, the Company has a current prospectus covering the shares of Common Stock issuable upon exercise of the Warrants and such shares have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the exercising holder of the Warrants. Although the Company will use its best efforts to have all the shares of Common Stock issuable upon the exercise of the Warrants registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the Warrants, there is no assurance that it will be able to do so. In this event, the Company would be unable to issue shares to those persons desiring to exercise their Warrants unless and until the shares and Warrants could be qualified for sale in jurisdictions in which such purchasers reside, or an exemption from such qualification exists in such jurisdictions, and Warrant holders would have no choice but to attempt to sell the Warrants in a jurisdiction where such sale is permissible or allow them to expire unexercised. See "DESCRIPTION OF SECURITIES - Warrants."

     Shares Eligible for Future Sale. A substantial portion (2,699,867 shares) of the Company's currently issued and outstanding shares of common stock are "restricted" securities. Restricted securities may be sold only upon compliance with Rule 144 adopted under the Securities Act of 1933 as amended, or pursuant to a registration statement filed under the Act. Generally speaking, Rule 144 provides that a person must hold restricted securities for a period of one year, and may then sell those securities in unsolicited brokerage transactions or in transactions with a market maker. The holder may sell an amount equal to one percent of the Company's outstanding common stock every three months or the average weekly reported volume of trading during the four calendar weeks preceding the filing of a Notice of Proposed Sale, whichever is greater. To comply with Rule 144, an issuer must make available adequate current public information with respect to the issuer. Under certain circumstances, the sale of shares by a person who has satisfied a three year holding period is permitted without any quantity limitation and whether or not there is adequate public information available. Any such sales will likely have a depressive effect on the market price of the Company's Common Stock.

     Illiquidity. Although the Company's Common Stock is publicly traded, the trading is very thin and may not be an indication of the value of the Common Stock. There is presently no established trading market for the Warrants. While there are several securities broker-dealers making a market in the Company's Common Stock, there is no assurance that a public market for the Company's securities will continue to be made.

     Limitation of Liability of Officers and Directors; Indemnification. The Company's Articles of Incorporation empower the Company to indemnify the officers and directors against judgments, fines, and other amounts and costs resulting from actions or proceedings in which they may be involved by reason of their having held such positions, to the fullest extent permitted pursuant to the laws of the State of Nevada. The Articles of Incorporation also limit the personal liability of the Company's directors to the fullest extent permitted by the Nevada Revised Statutes. The Nevada Revised Statutes contain provisions entitling directors and officers to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, as a result of an action or proceeding in which they may be involved by reason of being or having been a director or officer of the Company; provided said officers or directors acted in good faith.

                                   THE COMPANY

     Avalon Correctional Services, Inc., is an owner and operator of private community correctional facilities. Avalon Correctional Services, Inc. and its wholly owned subsidiaries ("Avalon" or the "Company") specialize in operating private community correctional facilities and providing correctional programming. Avalon currently operates facilities and manages programs in Oklahoma, Texas, and Colorado, with plans to significantly expand into additional states. Avalon's business strategy is designed to elevate the Company into a dominant role as a provider of community correctional services. Avalon's development plan is to expand operations through new state and Federal contracts and selective acquisitions. Avalon has been providing private community correctional services since 1985. Avalon contracts with various governmental agencies to provide community corrections operations and services.

     Avalon management believes its background and ability to build and operate community correctional facilities and provide correctional programming, positions the Company for substantial growth in the corrections industry. The number of adult correctional beds operated by private managers in the United States has grown sevenfold since 1992, from 20,000 to 140,000 beds, according to Private Adult Correctional Facility Census, dated September 4, 2001, by Charles
W. Thomas, and even with a slowing in the growth rate of the correctional populations, opportunities for more growth exist. Prison population growth is largely tied to three factors: the number of 18 to 29 year old males, the status of the general economy, and the level of violent crime. Currently, the number of young males is increasing, the economy has slowed (particularly since September
11), and the violent crime level is expected to increase with the downturn in the economy.

     Avalon's particular areas of growth will come in three areas. One, the trend in corrections is toward utilizing community-based sentencing rather than secure facilities. The community-based sentencing relies to a significant degree on halfway house facilities, which are Avalon's primary focus. Two, acquisitions of existing community corrections companies continue to be attractive and available. And three, Federal requests for proposals should continue to offer opportunities for expansion due to the ongoing shortage of beds that the Federal Bureau of Prisons is experiencing. Inmates serving the last 6 to 12 months of their incarceration in a community correctional facility report a lower recidivism rate than those released directly into society. The United States incarcerated one million nine hundred thousand persons at year-end 2000. The total prison and jail population grew 2.0% in 2000. (Source: "Private Corrections Industry" Report dated January 2002, prepared by Morgan Lewis Githen & Ahn; citing Bureau of Justice Statistics.)

     Avalon currently owns and operates 2,300 private community corrections beds. The Company owns and operates three community correctional facilities and one intermediate sanction unit in Oklahoma; a 160-bed juvenile residential treatment center in Oklahoma; two medium-security facilities and one community correctional facility in Texas; and four community correctional facilities in Colorado. Avalon is the largest private provider of community correctional services in Oklahoma. The Avalon facilities provide numerous programs for offenders generally serving the last six months of their sentence. Avalon provides contract agencies a broad range of services relating to the security, detention and care of offenders, and rehabilitative programs to reduce recidivism. Intensive programming is an essential part of community-based corrections. Avalon has provided substance abuse programs for over 16 years. The provided programming includes substance abuse treatment and counseling, vocational training, work release programs, basic educational programs, job and life skill training, and reintegration services. The Colorado community corrections programs also provide non-residential services to approximately 385 offenders in the State of Colorado. The Union City juvenile residential
treatment  facility  is  the  first  privately  operated  juvenile   residential
treatment facility in the State of Oklahoma. Avalon's private pay program, operated from the Company's community correctional facilities, has a growing population of clients referred by local judicial systems as an alternative to secure incarceration.

     Avalon's corporate office is located at 13401 Railway Drive in Oklahoma City, Oklahoma 73114. Avalon's telephone number is (405) 752-8802 and the telefax number is (405) 752-8852. Avalon's common stock is traded on the NASDAQ SmallCap Market with the symbol "CITY".

                                 USE OF PROCEEDS

     If all of the Debentures are converted, the Company will not realize any additional proceeds but will have an adjustment on its balance sheet through a reduction in liabilities and an increase in stockholder's equity. Assuming all
Class E Warrants are exercised, the Company would receive proceeds of approximately $237,000.00 before paying approximately $16,000 in legal fees, accounting fees, printing and selling expenses and other offering costs. Receipt of proceeds by the Company is contingent on the exercise of the Class E Warrants which in turn is contingent on the market price of the Company's Common Stock. Therefore, it is impossible at this time to determine specific project's expenditures or use of funds. The net proceeds would be used by the Company for working capital and general corporate purposes. The Company will not receive any of the proceeds from the sale of shares of Common Stock, Warrants, or Debentures by the Selling Shareholders.

                                 DIVIDEND POLICY

     The Company has paid no dividends as of the date of this Prospectus nor does it intend to pay dividends on its Common Stock in the foreseeable future. See "DESCRIPTION OF SECURITIES." The Company currently intends to retain future earnings to fund development and growth of its business. In the future, any payment of dividends on Common Stock will be dependent upon the financial condition, capital requirements and earnings of the Company and any other factors the Board of Directors may deem relevant. Therefore, this investment is not appropriate for investors seeking income.

                           PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed for trading on the NASDAQ SmallCap Market System under the trading symbol "CITY". The following table reflects the range of high and low bid information, as reported by the NASDAQ, for each stated quarterly period. The prices represent inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions. Trading in Avalon's common stock is limited and may not be an indication of the value of the common stock.

      Quarterly Period Ended              High                      Low
      ----------------------              -----                     -----
      March 31, 2000                      2.469                     0.250
      June 30, 2000                       2.063                     0.125
      September 30, 2000                  1.813                     1.000
      December 31, 2000                   1.438                     1.063
      March 31, 2001                      1.750                     1.125
      June 30, 2001                       2.450                     1.688
      September 30, 2001                  2.500                     1.560
      December 31, 2001                   2.150                     1.730
      March 31, 2002                      2.450                     1.920
      June 30, 2002                       2.450                     2.000

     The average of the bid and asked prices for the Common Stock, as reported on the NASDAQ SmallCap Market System was $2.24 per share on July 15, 2002. The Company had approximately 700 record holders of its common stock as of July 15, 2002.

                                 CAPITALIZATION

     The following table sets forth the historical capitalization of the Company as of December 31, 2001 and March 31, 2002, as derived from the Consolidated Financial Statements of the Company. The information shown below should be read in conjunction with "MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION" and the Consolidated Financial Statements and Notes and other financial information included elsewhere herein.

                                              December 31, 2001   March 31, 2002
                                              -----------------   --------------
                                                                  (In thousands)
Current Maturities
 of Long-Term Debt.............................     $2,545               $2,347
                                                    ======               =======
Long-Term Debt, less Current Maturities........    $22,547              $22,141
                                                   =======              ========
Convertible Debentures ........................     $3,850               $3,850
                                                   =======               =======
Redeemable Class A Common Stock, $.001
    par value 1,622,448 issued and
    outstanding in 2000 and 2001...............     $3,470               $3,532
                                                    ======               =======
Stockholders' Equity
  Common Stock, 24,000,000 shares authorized...
     Class A, par value $.001, 4,847,624 and
     4,866,886 shares issued and outstanding
     on December 31, 2001, and March 31,2002,
     respectively,  less  1,622,448  shares
     subject to repurchase......................        3                     3
  Paid-In Capital...............................    7,536                 7,505

  Accumulated Deficit...........................   (2,034)               (1,674)
                                                   -------               -------
    Total Stockholders' Equity..................   $5,505               $ 5,834
                                                   =======              ========

                             SELECTED FINANCIAL DATA

     The following selected financial data for the years ended December 31, 2000 and 2001 and the interim period ended March 31, 2002, are derived from the Consolidated Financial Statements of the Company. The data should be read in conjunction with the Consolidated Financial Statements, related notes, and other financial information included herein.

                                              Year Ended      Three Months Ended
                                             December 31,         March 31, 2002
                                        ----------------------------------------
                                              2000           2001
                                              ----           ----
Statement of Operations Data:
Revenues From Continuing Operations.....    $22,922        $25,147        $6,625
Income From Continuing Operations.......        963          1,325           361
Net Income
  Per Common Share, Basic.........            $0.20          $0.28         $0.07
Net Income per Common Share, Diluted....      $0.20          $0.25         $0.07

                                            December 31,          March 31, 2002
                                         ---------------------------------------
                                             2000            2001
                                             ----            ----
Balance Sheet Data:

Total Assets............................    $39,455        $40,087       $39,305
Long-Term Debt,
  less Current Maturities ..............     23,614         22,547        22,141
Convertible Debentures  ................      3,850          3,850         3,850
Redeemable Class A Common Stock.........      3,593          3,470         3,532
Stockholder's Equity....................      3,929          5,505         5,834


            MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

Liquidity and Capital Resources -

     The Company's business strategy is to focus on the private corrections industry, expanding its operations into additional states through new Federal and state contracts and selective acquisitions. The successful implementation of the Company's growth plan has created the need for additional capital and financing. The Company has been successful in securing $37 million of new capital and credit facilities since September 1997.

     The Company had approximately $3.5 million of cash and revolving credit available for new projects at March 31, 2002. The Company believes it has adequate cash reserves and cash flow from operations to meet its current cash requirements. The Company expects current contracts to generate sufficient income to increase cash reserves, while minimizing income taxes through the utilization of tax loss carryforwards of approximately $750,000.

     Working Capital at December 31, 2001 was $685,000 representing a current ratio of 1.15:1.00, compared to working capital of $455,000 and a current ratio of 1.10:1.00 at December 31, 2000. Capital expenditures were $2.18 million in 2001, compared to $1.42 million in 2000. The 2001 capital expenditures include expansion and new furniture to increase the capacity of Carver Center from 250 beds to 300 beds, expansion and new furniture to increase the capacity of Avalon Correctional Center from 255 beds to 320 beds in the third quarter of 2001, renovation of the Riverside Intermediate Sanction Unit in November 2001, expansion of office space at the Central Office in June 2001, the acquisition of the Austin Trnsitional Center in December 2001, expansion of the Phoenix Center in December 2001,and other normal, operating purchases of vehicles, equipment and building improvements. The 2000 capital expenditures include: additional construction cost of the El Paso Multi-Purpose facility in February 2000, completion of the Turley Correctional Center in May 2000, and other normal operating purchases of vehicles, equipment, and building improvements.

     The Company secured an $18 million senior credit facility with Fleet Capital Corporation in February 1999. The credit facility with Fleet Capital Corporation was amended in December of 1999 to provide for a credit facility consisting of a $13.5 million term loan and a revolving line of credit equal to the lesser of $3 million or 80% of eligible accounts receivable. The credit facility matures in February 2003 and the Company is currently completing the documentation for renewal of the credit facility for an additional two year period.

Results of Operations -

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000-

     Total revenues increased by 10% to $25.1 million in 2001 from $22.9 million in 2000. The net increase in revenues was primarily a result of increased offender census, the opening of the Riverside Intermediate Sanction Unit in December 2001, the acquisition of the Austin Transitional Center in December 2001, and management consulting revenues. The Company's net income increased 38% to $1,325,000 or $0.28 basic and $0.25 diluted per share in 2001 compared to $963,000 or $0.20 basic and diluted per share in 2000.

     Operating income, before interest, depreciation, and income taxes increased 5% to $6,199,000 in 2001 from $5,928,000 in 2000. The average daily offender census increased to 1,750 in 2001 from 1,576 in 2000. The census increase was a result of increased offender census in the Company's existing facilities, the opening of the Riverside Intermediate Sanction Unit in December 2001, and the acquisition of the Austin Transitional Center in December 2001.

     Direct operating expenses increased by 11% in 2001 over 2000. The increase was a result of increased offender census in the Company's existing facilities, the opening of the Riverside Intermediate Sanction Unit in December 2001, and the acquisition of the Austin Transitional Center in December 2001.

     General and administrative expenses increased by 13% in 2001. The increase was partly a result of the increase in overall offender census and additional staffing for the new facilities opened and acquired in 2001. General and administrative expenses equaled approximately 7% of revenues in 2001 and 2000. Interest expense decreased by $438,000 in 2001 as a result of a lower interest rate from the senior lender and lower borrowing levels.

Three Months Ended March 31, 2002 Compared to the Three Months Ended March 31, 2001.

     Total revenues increased by 11% to $6.63 million for the three months ended March 31, 2002 from $5.95 million for the three months ended March 31, 2001. The increase was a result of overall increased offender census, the opening of the Riverside Intermediate Sanction Unit in December 2001, and the acquisition of the Austin Transitional Center in December 2001.

     The Company had net income for the three months ended March 31, 2002 of $305,000 or $.06 basic and diluted income per share, as compared to net income for the three months ended March 31, 2001 of $244,000 or $.05 basic and diluted earnings per share. The Company's significant improvement was the result of overall higher offender populations.

     Earnings before interest, taxes, depreciation, and amortization (EBITDA) increased 12% for the three months ended March 31, 2002 to $1,645,000 compared to $1,464,000 for the three months ended March 31, 2001.

     General and administrative expenses increased to $512,000 for the three months ended March 31, 2002 from $442,000 for the three months ended March 31, 2001. General and administrative expenses represented 7.7 % of revenues in the first quarter of 2002 and 7.4% of revenues for the first quarter of 2001. General and administrative expenses increased primarily due to increased staffing for the Company's new contracts and acquisitions. The decrease in interest expense of $171,000 for the three months ended March 31, 2002 over the first quarter of 2001 resulted from lower interest rates. Depreciation and amortization expenses have increased commensurate with the growth of the correctional operations.

                            SELLING SECURITY HOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Debentures and Warrants as of July 15th, 2002 by the securities holders of the Company who are offering securities pursuant to this Prospectus (the "Selling Stockholders"). "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both. The listing by each of the Selling Stockholders does not include shares of Common Stock issuable upon exercise of the Warrants. None of the Selling Stockholders are officers, directors or had a material relationship with the Company, except the holders of the Class E Warrants are or were affiliates of Westminster Securities Corporation who acted as a placement agent for the Company in a 1994 private placement and in the private placement of the Debentures.





                                                       Before the Offering      Securities       After the Offering
                                                      ---------------------                     --------------------
                                         Title         Number         Percent     to Be         Number      Percent
Name of                                   of         Beneficially       of       Sold In     Beneficially    Of
Beneficial Owner                        Class         Owned            Class    Offering       Owned        Class
                                       ---------     ------------     -------    ---------    --------     -------
ProTrust Equity Growth Fund, I, L.P.   Debenture       $2,000,000       51.95   $2,000,000       0            --
Paul A.  Gould                         Debenture         $200,000        5.19     $200,000       0            --
Evan Klein and Sharon Klein            Debenture          $10,000           *      $10,000       0            --
Thalia V.  Crooks                      Debenture          $10,000           *      $10,000       0            --
William F.  Leimkuhler and
        Leslie B.  Riefe               Debenture          $25,000           *      $25,000       0            --
Walter O'Hara Jr.                      Debenture          $25,000           *      $25,000       0            --
Ralph & Jean Sorrentino                Debenture          $50,000        1.30      $50,000       0            --
George E. Groehsl                      Debenture          $45,000        1.17      $45,000       0            --
John P. O'Shea                         E Warrant           55,300       70.00       55,300       0            --
Daniel Luskind                         E Warrant           11,850       15.00       11,850       0            --
Henry S. Krauss                        E Warrant           11,850       15.00       11,850       0            --
----------------------------------------------------------------------------------------------------------------

___________
 *Less than 1% of outstanding security


                            DESCRIPTION OF SECURITIES

     The Company is authorized to issue 24,000,000 shares of common stock par value $0.001 and 1,000,000 shares of preferred stock, par value $0.001, giving the Board of Directors the authority to set the rights and preferences of the preferred stock. On July 15, 2002, there were 4,892,961 shares of Common Stock outstanding.

Common Stock

     The shares of Common Stock are equal in all respects unless otherwise designated. Each issued and outstanding share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the stockholders. The Company's Certificate of Incorporation does not permit cumulative voting of shares in the election of directors or permit preemptive rights to stockholders to acquire additional shares, obligations, warrants or other securities of the Company. The Certificate of Incorporation makes no provision with respect to subscription or conversion rights, redemption privileges or sinking funds with respect to shares of the Company's Common Stock. Subject to the rights of holders of preferred stock (if any), dividends on Common Stock may be paid if, as and when declared by the Board of Directors out of funds legally available therefor. The Company has never paid cash dividends on shares of Common Stock and does not expect to pay such dividends in the foreseeable future. The Company intends to retain all funds available to it after payment of its commitments and obligations for the operation and expansion of its business.

Warrants

Class A, B, C and D Warrants

Class A, B, C, and D Warrants have expired by their terms.

Class E Warrants

     The Company has issued Class E Warrants to purchase 79,000 shares of Common Stock in connection with a private placement dated September 12, 1997. The placement agent warrant given to underwriters also includes the right to receive 79,000 Class E Warrants. The following is a brief summary of certain provisions of the Warrants, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreement between the Company and American Securities Transfer, Inc. (now Computershare Trust Company, Inc., hereinafter referred to as the "Transfer and Warrant Agent"). A copy of the Class E Warrant Agreement may be obtained from the Company upon the written request of a Warrant holder.

     Exercise Price and Terms. Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $3.00 per share, subject to adjustment in accordance with the anti-dilution and other provisions discussed in the following discussion of "Adjustments and Anti-Dilution Provisions." The holder of any Warrant may exercise such Warrant by surrendering the certificate representing the Warrant to the Transfer and Warrant Agent, with the election to purchase form on the reverse side of such certificate properly completed and executed, together with payment of the exercise price. Subject to compliance with applicable state securities laws, the Warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Warrants in September 2002. See "RISK FACTORS - Non-Registration in Certain Jurisdictions of Shares Underlying the Warrants."

     Adjustments and Anti-Dilution Provisions. The exercise price and the number of shares of Common Stock purchasable upon the exercise of the Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassifications of the Common Stock, or sale by the Company of shares of its capital stock. Additionally, an adjustment would be made in the case of a reclassification or exchange of Common Stock, consolidation or merger of the Company with or into another corporation or sale of all or substantially all of the assets o f the Company in order to enable Warrant holders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of Common Stock that might otherwise have been purchased upon the exercise of the Warrant.

     Transfer, Exchange and Exercise. The Warrants are in registered form and may be presented to the Transfer and Warrant Agent for transfer, exchange or exercise at any time on or prior to their expiration date, at which time the Warrants become wholly void and of no value. If a market for the Warrants develops, the holder may sell the Warrants instead of exercising them. There can be no assurance, however, that a market for the Warrants will develop or continue. If the Company is unable to qualify the Common Stock underlying the Warrants for sale in particular states, holders of the Warrants residing in such states and desiring to exercise the Warrants will have no choice but to sell such Warrants or allow them to expire. Furthermore, if a Warrant is exercised prior to the underlying Common Stock being registered, the Common Stock will be a restricted security and subject to a holding period.

     Rights of Warrant Holders. Holders of the Warrants have no voting rights and are not entitled to dividends. In the event of liquidation, dissolution, or winding up of the affairs of the Company, holders of the Warrants will be entitled to notice of such events, and, on exercise of the Warrants, shall be entitled to exchange shares of common stock held of record for securities or other property deliverable on the Company's reorganization, recapitalization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding up.


Convertible Debentures

     On September 12, 1997, the Company completed a private placement of Convertible Debentures. Convertible Debentures in the aggregate principal amount of $4,150,000 were issued in the private placement, of which $300,000 was retired in September, 1998. The Convertible Debentures bear interest at the rate of 7.5% per annum, with interest payments payable semi-annually, August 1, and February 1, commencing February 1, 1998. The Convertible Debentures have a maturity date of ten years from the date of issuance, unless otherwise earlier redeemed or converted. Under the terms of the Debenture Purchase Agreements existing between the Debenture Holders and the Company, all or any portion of the principal amount of the Convertible Debentures, plus all accrued but unpaid interest thereon will be convertible, at the option of the Debenture Holder, unless previously redeemed, at any time prior to maturity, into Common Stock of the Company at a conversion price of $3.00 per share. The conversion price of the Debentures is subject to certain adjustments to prevent dilution in the event of any recapitalization, reclassification, stock dividend, stock split or similar transaction.

     The Company has reserved 1,283,333 shares of Common stock issuable upon conversion of the Debentures. The Debentures were not redeemable by the Company prior to May 1, 2000. Thereafter, the Debentures are redeemable at any time and from time to time, at the option of the Company, in whole or in part, at redemption prices declining from 106.5% down to 100% at maturity, plus accrued interest, except that the Debentures cannot be redeemed unless the closing price of the Common Stock equals or exceeds 140% of the effective conversion price per share for at least 20 out of 30 consecutive days ending within 20 calendar days before the notice of redemption is mailed. In connection with this private placement, 79,000 underwriter warrants have been issued (the "Class E Warrants") and 79,000 shares of Common Stock have been so reserved. See Discussion of "Class E Warrant" above.

     The Company has recorded the value of the convertibility feature of the debentures as interest expense, amortizing the discounted amount from the date of issuance through the date the security is first convertible.

Preferred Stock

     Under the Articles of Incorporation, the Board of Directors is authorized to issue shares of preferred stock in series by adoption of a resolution or resolutions for the issue of such series of preferred stock. Each series will have such distinctive designation or title as may be fixed by the Board of Directors prior to the issuance of any shares thereof. Upon issuance, each series will have those voting powers, if any, and those preferences and relative, participating, optional or other special rights, with such qualifications, limitations or restrictions of those preferences and/or rights, as stated in such resolution or resolutions providing for the issue of such series of preferred stock.

Transfer Agent for Convertible Debentures.

     The Company has appointed Computershare Trust Company, Inc., P.O. Box 1596, Denver Colorado 80201 (street address 350 Indiana Street, Suite 800, Golden, CO 80401), as its registrar and transfer agent for the Convertible Debentures.


                              PLAN OF DISTRIBUTION

     The $2,365,000 Convertible Debentures, and the 1,283,333 shares of Common Stock being offered hereby for the benefit of the Selling Stockholders were originally issued by the Company in a private placement of convertible debentures comprised of Debentures convertible into Common Stock and Warrants to "accredited investors" pursuant to Regulation D promulgated by the Securities and Exchange Commission. Each debenture in the private placement consisted of one debenture convertible into one share of Common Stock, and were sold on a best-efforts basis by Westminster Securities Corporation and are convertible into Common Stock at $3.00 per debenture. The private placement was completed in September, 1997. The 79,000 shares of Common Stock and the 79,000 Class E Warrants being offered hereby for the benefit of the Selling Stockholders were originally issued by the Company in connection with the placement of the Convertible Debentures. The Company will not receive any of the proceeds from the sale of securities offered by the Selling Stockholders. If any Class E
Warrants are exercised, the Company will receive proceeds from the exercise of such Warrants. For a description of the classification of whether securities offered hereby are offered by the Company or by Selling Stockholders, see the cover page of this Prospectus and footnotes to the table on the cover page.

     The Selling Stockholders have advised the Company that they propose to offer for sale and to sell the Class E Warrants and Common Stock underlying the Warrants when issued from time to time during the next 12 months through brokers in the over-the-counter market, in private transactions, negotiated transactions, or otherwise. Accordingly, sales prices and proceeds to the Selling Stockholders for any shares of Common Stock or Warrants sold will depend upon market price fluctuations and the manner of sale.

     If  the  shares  or  Warrants  are  sold  through   brokers,   the  Selling
Stockholders will pay brokerage commissions and other charges, including any transfer taxes (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders will also pay the fees associated with their Common Stock and Warrants registered hereby and expenses of any counsel retained by them in connection with this offering. Except for the payment of such legal fees and expenses, brokerage commissions and charges, the Company will bear all expenses in connection with registering the shares offered hereby.

     The offering by the Company of the 1,362,333 shares of Common Stock underlying the Debentures and Warrants is made exclusively to the holders of the Debentures and Warrants.

                                  LEGAL MATTERS

     The legality of the securities offered hereby will be passed upon for the Company by Robertson & Williams, Inc., a professional corporation.

                                     EXPERTS

     The consolidated balance sheets of Avalon Correctional Services, Inc., and subsidiaries as of December 31, 2000 and December 31, 2001, and the related consolidated statements of operations, stockholders' equity and cash flow for the years then ended have been incorporated by reference in this Prospectus in reliance on the reports of Grant Thornton LLP, independent certified public accountants, upon on the authority of that firm as experts in accounting and auditing.

     No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such infor- mation and representation must not be relied upon as aving been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.



                             ______________________


                                TABLE OF CONTENTS

                                                                            Page

PROSPECTUS SUMMARY.............................................................4
RISK FACTORS...................................................................6
THE COMPANY....................................................................9
USE OF PROCEEDS................................................................9
DIVIDEND POLICY...............................................................10
PRICE RANGE OF COMMON STOCK...................................................10
CAPITALIZATION................................................................11
SELECTED FINANCIAL DATA.......................................................12
MANAGEMENT DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION.............................................12
SELLING SECURITY HOLDERS......................................................14
DESCRIPTION OF SECURITIES.....................................................14
PLAN OF DISTRIBUTION..........................................................16
LEGAL MATTERS.................................................................17
EXPERTS  .....................................................................17



                        1,362,333 SHARES OF COMMON STOCK

                        $2,365,000 CONVERTIBLE DEBENTURES


                               P R O S P E C T U S



                                July _____, 2002




                               13401 Railway Drive
                          Oklahoma City, Oklahoma 73114
                                 (405) 752-8802

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

14.      Other Expenses of Issuance and Distribution.(1)

          SEC Filing Fees(2)........................................  $ 5,199.07
          Registrar and Transfer Agent Fee..........................      500.00
          Printing and Engraving....................................      500.00
          Legal Fees(2).............................................    7,000.00
          State Registration Fees...................................      500.00
          Accounting Fees...........................................    2,000.00
          Miscellaneous Fees and Expenses...........................      300.93
                                                                      ----------
              Total.................................................  $16,000.00
                                                                      ==========
____________
(1)      All amounts are estimated except SEC filing fee.
(2) The Selling Shareholders will pay the fees associated with their common stock and expenses of counsel retained by them in connection with this offering.

15.      Indemnification of Directors and Officers.

     Chapter 78 of the Nevada Revised Statutes (Private Companies) provides that a director, officer, employee or agent of the Corporation may be indemnified against suit or other proceeding whether it were civil, criminal, administrative or investigative if he becomes a party to said lawsuit or proceeding by reason of the fact that he is a director, officer, employee or agent of the corporation. The compensation for indemnification includes judgments, fines and amounts paid in settlement actual and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation.

     However, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been judged liable for negligence or misconduct in the performance of his duty to the corporation, unless the court in which the action or suit is brought shall determine that despite his liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for expenses such court shall deem proper.

     The By-Laws of the Company outline the conditions under which any director or officer of the registrant may be indemnified. Article XI provides that the Company shall indemnify any officer, director, employee or agent of the Company to the extent and in the manner permitted by the laws of the State of Nevada.

16.      Exhibits.

         Number                      Description of Exhibit

         3.       i       Articles of Incorporation (1)
                  ii      Bylaws (1)
                  iii     Articles  of  Amendment  to  Registrant's Articles of
                          Incorporation (2)
                  iv      Certificate of Amendment to Articles of Incorporation
                          dated June 22, 1999 regarding name change  to "Avalon
                          Correctional Services, Inc."*
                  v       Amended  and  Restated  By-Laws  of the Company dated
                          February 24, 1998.*

         4.       i       Form of Stock Certificate (1)
                  ii      Form of Class "E" Warrant Agreement (6)
                  vii     Form of Convertible Debenture Agreement (6)

         10.      i       Contract  between  Southern  Correction  Systems, Inc.
                          and the Oklahoma Department of Corrections for halfway
                          house services for  the year  ended June  30, 2001 and
                          extension  of  said Contract after June 30, 2001. (12)
                  ii      Stock  Option  Plan  adopted  by Board of Directors on
                          August 16, 1994 (4)
                  iii     Change of  Control Agreement between  Donald E.  Smith
                          and Avalon Community  Services, Inc. dated  August 25,
                          1997.  (5)
                  iv      Employment  Agreement   with  Donald  E.  Smith  dated
                          August 8, 1997.
                  v.      Contract with State  of  Oklahoma  Office  of Juvenile
                          Affairs for 80-bed medium  security residential trea -
                          ment center for youthful offenders; one  year contract
                          with  options to renew for three additional years.(11)
                  vii     Agreement dated June 1, 1998 between Southern Correct-
                          ions  Systems,  Inc.  and  the   Texas  Department  of
                          Criminal Justice. (8)
                  viii    Financing agreement between Avalon Community Services,
                          Inc., and Fleet Capital Corporation dated February 25,
                          1999. (9)
                  ix      Amended  and  Restated  Loan  and  Security  Agreement
                          between  Avalon  Correctional  Services, Inc., et al.,
                          and  Fleet  Capital  Corporation,  dated  December  9,
                          1999. (11)
                  x       Agreement  dated  September 16, 1998,  between  Avalon
                          Community Services, Inc., and RSTW Partners III.  (11)

         21.      i       Subsidiaries of Registrant*

         23.      (i)     Consent of Grant Thornton LLP - bound  in Registration
                          Statement
                  (ii)    Consent  of  Robertson  & Williams,  Inc. -  bound  in
                          Registration Statement

         24.      Power of Attorney

                  *Included as an exhibit to this Registration Statement.
Footnotes:
           1) Incorporated herein by reference to the Registrant's Registrat-ion Statement on Form S-18 dated March 26, 1991.
           2) Incorporated herein by reference to the Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form S-18 dated August 3, 1992.
           3) Incorporated herein by reference to the Registrant's Form 10-KSB for the fiscal year ended December 31, 1993 and dated March 24, 1994.
           4) Incorporated herein by reference to the Registrant's Registrat-ion Statement on Form SB-2 dated September 13, 1995 and amended
           5) Incorporated herein by reference to the Registrant's Registrat-ion Statement on Form S-2 Amendment No. 1, dated April 16, 1996 and amended.
           6) Incorporated herein by reference to the Registrant's Form S-2 dated December 22, 1997.
           7) Incorporated herein by reference to the Registrant's Form 8-K dated March 19, 1998.
           8) Incorporated herein by reference to the Registrant's Registrat-ion Statement on Form S-2 dated September 14, 1998.
           9) Incorporated by reference to the Registrant's Form 8-K dated March 10, 1999.
           10) Incorporated by reference to the Registrant's Form 8-K dated October 1, 1998.
           11) Incorporated by reference to the Registrant's Registration Statement on Form S-2 dated March 24, 2000.
           12) Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 2001, and filed March 27, 2002.

17.      Undertakings.

         1.       The undersigned registrant hereby undertakes:

                  (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (1)  To include any prospectus required by Section 10
                                (a)(3) of the Securities Act of 1933;

                           (2) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

                           (3) To include any additional or changed material information on the plan of distribution.

     2. For the purpose of determining any liability under the Securities Act of 1933, to treat each post- effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Oklahoma City, State of Oklahoma, on July 17,2002.

(Registrant)                          AVALON CORRECTIONAL SERVICES, INC.


                                      By:   S/ Donald E. Smith
                                            Donald E. Smith
(Signature and Title )                      Chief Executive Officer and Director

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Donald E. Smith, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below:

    Signature                    Capacity                          Date

S/ Donald E. Smith             Chief Executive Officer          July 17, 2002
Donald E. Smith                and Director


S/ James Saffle                President                        July 17, 2002
James Saffle


S/Lloyd Lovely                 Vice President of Finance        July 17, 2002
Lloyd Lovely


S/ Robert O. McDonald          Director                         July 17, 2002
Robert O. McDonald


S/ Mark S. Cooley              Director                         July 17, 2002
Mark S.  Cooley


S/ James P. Wilson             Director                         July 17, 2002
James P. Wilson


S/ Charles W. Thomas, Ph.D.    Director                         July 17, 2002
Charles W. Thomas, Ph.D.

                                                                 Exhibit 23. (i)


               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


     We have issued our report dated March 22, 2002, accompanying the consolidated financial statements of Avalon Correctional Services, Inc., and subsidiaries appearing in the annual report on Form 10-KSB for the year ended December 31, 2001, which is incorporated by reference in this Registration Statement and Prospectus. We consent to the incorporation by reference of this Registration Statement Prospectus of the aforementioned report and to the use of our name as it appears under the caption "Experts."




GRANT THORNTON LLP

Oklahoma City, Oklahoma
July 15, 2002

                                                                Exhibit 23. (ii)


                               CONSENT OF COUNSEL


     Robertson & Williams, Inc., a professional corporation, hereby consents to the use of its name under the heading "LEGAL MATTERS" in the Prospectus constituting a part of this Registration Statement.


                                                      ROBERTSON & WILLIAMS, INC.



Oklahoma City, Oklahoma
July 15, 2002

                                                                  Exhibit 3 (iv)

              CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
                        (After Issuance of Stock)          Filed by:

                            Avalon Community Services
                            -------------------------
                               Name of Corporation

         We the undersigned     President                       and
                             ---------------------------------
                             President or Vice President

            Secretary              of      Avalon Community Services, Inc.
        -------------------------      ----------------------------------------
  Secretary or Assistant Secretary         Name of Corporation

do hereby certify:

     That the Board of Directors of said corporation at a meeting duly convened, held on the 6th day of July, 1998, adopted a resolution to amend the original articles as follows:

         Article I is hereby amended to read as follows:

              The name of the corporation is Avalon Correctional Services, Inc., (the "Corporation") and it is hereby incorporated pursuant to the laws of the State of Nevada.

     The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 4,670,630: that the said change(s) and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

                                          *     s// Jerry Sunderland
                                          --------------------------------------
                                                President or Vice President

                                                s// Randall J.  Wood
                                          --------------------------------------
                                                Secretary or Assistant Secretary

State of Oklahoma          )
                           ) ss.
County of Oklahoma         )

     On June 1, 1999, personally appeared before me, a Notary Public, Jerry Sunderland and Randall J. Wood, who acknowledged that they executed the above instrument.

                                                             s/ Joan Morton
                                                             -------------------
                                                             Signature of Notary
(Notary Stamp or Seal)

*Only the President or Vice President's signature need to be acknowledged.

                                                                   Exhibit 3 (v)

                          AMENDED AND RESTATED BY-LAWS
                                       OF
                         AVALON COMMUNITY SERVICES, INC.

                             (a Nevada corporation)

                                    ARTICLE I
                                     OFFICES

     Section 1. Principal Office. The principal office for the transaction of the business of the corporation in Oklahoma is hereby fixed and located at:

                               13401 Railway Drive
                          Oklahoma City, Oklahoma 73114

The Board of Directors is hereby granted full power and authority to change said principal office from one location to another in said state. Any such change shall be noted in the by-laws by the Secretary, opposite this section, or this section may be amended to state the new location.

Section 2. Other Offices. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business or the business of the corporation may require.

                                   ARTICLE II
                            MEETINGS OF SHAREHOLDERS

     Section 1. Place of Meetings. All annual meetings of shareholders and all other meetings of shareholders shall be held either at the principal office of the corporation or at any other place within or without the State of Nevada as may be designated either by the Board of Directors pursuant to authority hereinafter granted to said Board or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares given either before or after the meeting and filed with the Secretary of the corporation.

     Section 2. Annual Meetings. The annual meetings of shareholders shall be held on such date not less than sixty (60) nor more than one hundred fifty (150) days after the end of the corporation's last preceding fiscal year, as the Board of Directors shall prescribe; provided, that if in any such year the annual meeting shall not have been held within such period, then it shall be held at 10:00 a.m. on the first Tuesday in the fifth month after the end of the corporation's last preceding fiscal year; provided, however, that should said day fall on a legal holiday, then any such annual meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is a full business day. Any such annual meeting may be held at any other time which may be designated in a resolution by the Board of Directors or by the written consent of the shareholders entitled to vote at such meeting holding at least a majority of such shares. At such annual meeting, directors shall be elected, reports of the affairs of the corporation shall be considered, and any other business may be transacted which is within the powers of the shareholders to transact and which may be properly brought before the meeting.

     Written notice of each annual meeting shall be given to each shareholder entitled to vote, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given him if sent by mail or other means of written communica tion addressed to the place where the principal office of the corporation is situated. All such notices shall be sent to each shareholder entitled thereto not less than ten (10) nor more than sixty (60) days before each annual meeting.

     Section 3. Special Meetings. Special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by statute, may be called at any time by the Chief Executive Officer, or by at least three members of the Board of Directors, or by one or more shareholders holding not less than a majority of the issued and outstanding voting shares of the corporation, or such meeting may be held at any time without call or notice upon unanimous consent of the shareholders. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner and pursuant to the same notice provisions as for annual meetings of

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

shareholders. Notices or any special meeting shall state, in addition to the place, day and hour of such meeting, the purpose or purposes of the meeting. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

     Section 4. List of Shareholders Entitled to Vote. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder for any purpose germane to the meeting during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder who is present.

     Section 5. Quorum. The holders of one-third (1/3) of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by statute or the Certificate of Incorporation of the corporation. When a quorum is present at any meeting, a majority of the shares represented thereat and entitled to vote thereat shall decide any question brought before such meeting. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

     Section 6. Voting. At each meeting of shareholders each shareholder entitled to vote shall vote in person or by proxy and he shall have one (1) vote for each share standing registered in his name at the closing of the transfer books for such meeting, or the record date fixed for such meeting by the Board of Directors, as the case may be, or standing registered in his name at the time of such meeting if neither a date for the closing of the transfer books nor a record date for such meeting has been fixed by the Board of Directors.

     Section 7. Consent of Absentees. The transaction of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person, or by proxy, signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

     Section 8. Action Without Meeting. Any action which, under any provisions of the laws of the State of Nevada or under the provisions of the Certificate of Incorporation or under these by-laws may be taken at a meeting of the shareholders, may be taken without a meeting if a record or memorandum thereof be made in writing and signed by all of the persons who would be entitled to vote upon such action at a meeting for such purpose, and such record or memorandum be filed with the Secretary of the corporation and made a part of the corporate records.

     Section 9. Proxies. Any shareholder entitled to vote or execute consents shall have the right to do so either in person or by one or more agents authorized by proxy. The appointment of a proxy shall be in writing and signed by the shareholder but shall require no other attestation and shall be filed with the Secretary of the corporation at or prior to the meeting. The termination of a proxy's authority by act of the shareholder shall, subject to the time limitation herein set forth, be ineffective until written notice of the termination has been given to the Secretary of the corporation. Unless otherwise provided therein, an appointment filed with the Secretary shall have the effect of revoking all proxy appointments of prior date.

                                   ARTICLE III
                                    DIRECTORS

     Section 1. Powers. Subject to limitations of the Certificate of Incorporation, of the by-laws and of the laws of the State of Nevada as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by the by-laws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by, the Board of Directors.

     Section 2. Number, Election and Term of Office. The number of Directors which shall constitute the whole Board shall be not less than one (1) nor more than nine (9) until changed by amendment to these by-laws. The number

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
of Directors within such range shall be fixed by the Board of Directors but shall not be less than the current number holding office as Directors. The directors shall be elected at each annual meeting of the shareholders; however, if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held for that purpose. All directors shall hold office until their respective successors are elected. The Directors shall be divided into three (3) classes with each class containing approximately the same number of Directors. The first class shall be nominated to serve for a term of three years and shall include the first of any directors exceeding the minimum number per class; the second class for a term of two years which shall include the second of any directors exceeding the minimum number per class; and the third class for a term of one year. Thereafter, all terms shall be for three (3) years.

     Section 3. Vacancies. Vacancies in the Board of Directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders.

     Section 4. Removal. The entire Board of Directors or any individual director may be removed from office with or without cause by vote of shareholders holding two-thirds (2/3) of the outstanding shares entitled to vote at any annual or special meeting of shareholders. In case the entire Board or any one or more directors be so removed, new directors may be elected at the same meeting of shareholders.

     Section 5. Place of Meetings. Regular meetings of Board of Directors shall be held at any place within or without the State of Nevada as may be designated from time to time by resolution of the Board of Directors or by the written consent of all members of the Board. In the absence of such designation, regular meetings shall be held at the principal office of the corporation. Special meetings of the Board may be held either at a place so designated or at the principal office.

     Section 6. Regular Meetings. A regular annual meetings of the Board of Directors for the purpose of election of officers of the corporation and the transaction of any other business coming before such meeting shall be held each year immediately following the adjournment of the annual shareholder's meeting and no notice of such meeting to the elected directors shall be necessary in order to legally constitute the meeting, provided a majority of the whole Board shall be present. If a majority of the Board shall not be present, then such regular annual meeting may be held at such time as shall be fixed by the consent, in writing, of all of the directors. Other regular meetings of the Board may be held without notice at such time as shall from time to time be determined by the Board.

     Section 7. Special Meetings. Special meetings of the Board of Directors for any purpose or purposes shall be called at any time by the Chief Executive Officer or, if he is absent or unable to act, by any three directors upon three
(3) days written notice. No business shall be considered at any special meeting other than the purposes stated in the notice given to each director of the meeting, except upon the unanimous consent of all directors.

     Section 8. Waiver of Notice. Any action taken or approved at any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. If a director does not receive notice of a meeting, but attends and participates in the meeting, he shall be deemed to have waived notice of the meeting.

     Section 9. Quorum. At all meetings of the Board, a quorum shall consist of a majority of the entire number of directors and the acts of a majority of the directors present shall be the acts of the Board of Directors except as may be otherwise specifically provided by statute or by the Certificate of Incorporation of the corporation or by these by- laws.

     Section 10. Fees and Compensation. The Board of Directors may from time to time fix the compensation of directors for their services in that capacity. The compensation of a director may consist of an annual fee or a fee for attendance at each regular or special meeting of the Board or any meeting of any committee of the Board of which such director is a member or a combination of fees of both types; provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor. The Board may also provide for the reimbursement to any director of expenses incurred in attending any meeting of the Board or any committee of the Board of which he is a member.

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
     Section 11. Action Without Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if all members of the Board shall individually or collectively consent to such action by signing a written record or memorandum thereof. Such record or memorandum shall have the same effect as a unanimous vote of the Board of Directors and shall be filed with the Secretary of the corporation and made a part of the corporate records.

     Section 12. Participation in Meetings by Telephone. Any one or more members of the Board of Directors or of any committee of the Board may participate in a meeting of the Board or committee by means of conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

                                   ARTICLE IV
                               EXECUTIVE COMMITTEE

     Section 1. Election. At the annual meeting, or any special meeting of the Board of Directors, the Board may if it deems necessary, acting by resolution adopted by a majority of the number of directors fixed by these by-laws, elect from their own members an Executive Committee composed of three or more voting members.

     Section 2. Duties. The Executive Committee shall have all of the powers of the directors in the interim between meetings of the Board, except the power to declare dividends and to adopt, amend or repeal the by-laws and where action of the Board of Directors is required by law. It shall keep regular minutes of its proceedings which shall be reported to the directors at their next meeting.

     Section 3. Meetings. The Executive Committee shall meet at such times as may be fixed by the Committee or on the call of the Chief Executive Officer. Notice of the time and place of the meeting shall be given to each member of the Committee in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors.

     Section 4. Quorum and Voting. A majority of the members of the Executive Committee shall constitute a quorum for the transaction of business. The act of the majority of the members of the Executive Committee present at a meeting at which a quorum is present shall be the act of the Executive Committee. At all meetings of the Executive Committee, each member present shall have one (1) vote which shall be cast by him in person.

     Section 5. Waiver of Notice. Any actions taken or approved at any meeting of the Executive Committee, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the members not present signs a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof.

     Section 6. Removal. The entire Executive Committee or any individual member thereof may be removed from the Committee with or without cause by a vote of a majority of the whole Board of Directors.

     Section 7. Vacancies. The Board of Directors shall fill all vacancies in the Executive Committee which may occur from time to time.

     Section 8. Action Without Meeting. Any action which might be taken at a meeting of the Executive Committee may be taken without a meeting if a record or memorandum thereof be made in writing and signed by all members of the Executive Committee.

                                    ARTICLE V
                             COMMITTEES OF DIRECTORS

     Section 1. Designation. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, in addition to the Executive Committee provided for in Article IV hereof, each committee to consist of two or more of the directors of the corporation, which to the extent provided in the resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, except where action of the Board of Directors is required by law, and may authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

     Section 2. Procedural Rules. Each committee shall comply with the same procedural rules set forth in Sections 3 through 8, both inclusive, of Article IV that are applicable to the Executive Committee.

                                   ARTICLE VI
                                    OFFICERS

     Section 1. Officers and Qualifications. The officers of the corporation shall be a Chairman of the Board and Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers as the Board of Directors may deem necessary or advisable, including but not limited to a Vice Chairman of the Board, an Executive Vice President, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions Section 3 or Section 5 of this Article. One person may hold two or more offices.

     Section 2. Election. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

     Section 3. Subordinate Officers. The Board of Directors may appoint, and may empower the Chief Executive Officer to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the by-laws or as the Board of Directors may from time to time determine.

     Section 4. Removal and Resignation. Any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting thereof, or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors or these By-Laws.

     Section  5.   Vacancies.   A  vacancy  in  any  office  because  of  death,
resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the by-laws for regular appointments to such office.

     Section 6. Duties of Officers. The duties and powers of the officers of the corporation shall be as follows, and as shall hereafter be set by resolution of the Board of Directors:

     Chairman of the Board and Chief Executive Officer. The Chairman of the Board shall be the Chief Executive Officer of the corporation. He shall preside at all meetings of the directors and shareholders and make such reports to the directors and shareholders as may be required from time to time. The Chairman of the Board shall have general and active executive management of the corporation, shall direct the duties of all officers of the corporation, and shall perform all such other duties as are incident to the position of Chief Executive Officer, including, but not limited to the authority to hire for all positions in the corporation, terminate any and all employment positions in the corporation, establish and adjust compensation levels for all positions, commit capital and resources or withdraw commitments of capital and resources to any corporate objective and such other duties as are properly assigned to him by the Board of Directors. The Chairman of the Board shall be a member of the Board of directors and shall be ex-officio a member of all committees of the Board of Directors.

     President. The President shall report to the Chairman of the Board and Chief Executive Officer of the corporation. He shall preside over the general charge and control of the corporation subject to the direction of the Chairman of the Board and Chief Executive Officer. He shall perform all such other duties as are properly assigned to him by the Chairman of the Board and Chief Executive Officer. He shall preside at all meetings of the shareholders and directors in the absence of the Chairman of the Board.

     Executive Vice President - Adult Operations. The Executive Vice President of Adult Operation shall be the Chief Operating Officer for Adult Operations (COO-Adult) and the principle executive officer of Southern Corrections Systems, Inc. ("SCS") and shall in general supervise and control all of the operations of adult correctional operations under SCS. The COO-Adult shall report to the Executive Committee of the corporation. Unless restrictions are placed upon the authority of the COO - Adult by the Executive Committee of the corporation, the COO - Adult may sign with the secretary or any other proper officer of the
corporation  authorized  by  the  Board  of  Directors  all  contracts,   deeds,
mortgages, liens or or other instruments relating to adult correctional operations, or any property or assets of SCS, which the Chief Executive Officer or Executive Committee has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these bylaws to some other

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
officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of COO - Adult and such other duties as may be prescribed by the Board of Directors, the Chief Executive Office and the Executive Committee from time to time.

     Executive Vice President - Juvenile Operations. The Executive Vice President of Juvenile Operations shall be the Chief Operating officer for Juvenile Operations (COO-Juvenile) and the principle executive officer in general supervision and control all of the juvenile correctional operations under the company or any subsidiaries of the company. The COO-Juvenile shall report to the Executive Committee of the corporation. Unless restrictions are placed upon the authority of the COO - Juvenile by the Executive Committee of the corporation, the COO - Juvenile may sign with the secretary or any other proper officer of the corporation authorized by the Board of Directors contracts, deeds, mortgages, liens or or other instruments relating to juvenile correctional operations, or any property or assets utilized or to be utilized in any juvenile correctional programs, which the Chief Executive Officer or Executive Committee has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of COO - Juvenile and such other duties as may be prescribed by the Board of Directors, the Chief Executive Office and the Executive Committee from time to time.

     Vice President. In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board of Directors, shall perform all the duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the by-laws. The Board of Directors may designate such titles as may be descriptive of their respective functions or indicative of their relative seniority.

     Secretary. The Secretary shall keep or cause to be kept, at the principal office of the corporation or such other place as the Board of Directors may order, a book of minutes of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof.

     The Secretary shall keep, or cause to be kept, at the principal office of the corporation or at the office of the corporation's transfer agent, a share ledger, or a duplicate share ledger, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

     The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors required by the by-laws or by law to be given, and he shall keep the seal of the corporation in safe custody. He shall also sign, with the Chief Executive Officer or his designee, all contracts, deeds, licenses and other instruments when so ordered. He shall make such reports to the Board of Directors as they may request and shall also prepare such reports and statements as are required by the laws of the State of Nevada and shall perform such other duties as may be prescribed by the Board of Directors or by the by-laws.

     The Secretary shall allow any shareholder, on application, during normal business hours, to inspect the share ledger. He shall attend to such correspondence and perform such other duties as may be incidental to his office or as may be properly assigned to him by the Board of Directors.

     The Assistant Secretary or Secretaries shall perform the duties of the Secretary in the case of his absence or disability and such other duties as may be specified by the Board of Directors.

     Treasurer. The Treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including account of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. The books of account shall at all reasonable times be open to inspection by any director.

     The Treasurer shall deposit all monies and other valuables in the name and to the credit of the corporation with such depositories may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the Chief Executive Officer and directors, whenever they request it, an account of all of his transactions as Treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the By-laws.

     The Assistant Treasurer or Treasurers shall perform the duties of the Treasurer in the event of his absence or disability and such other duties as the Board of Directors may determine.

     Section 7. Delegation of Duties. In case of the absence or disability of any officer of the corporation or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may, by a vote of a majority of the whole Board, delegate, for the time being, the powers or duties, or any of them, of such officer to any other officer or to any director.

                                   ARTICLE VII
                                 SHARES OF STOCK

     Section 1. Certificates of Stock. A certificate or certificates shares of capital stock of the corporation shall be issued to each shareholder when any such shares are fully paid, showing the number of the shares of the corporation standing on the books in his name. All such certificates shall be signed by the Chief Executive Officer, President or a Vice President and the Secretary or an Assistant Secretary, or be authenticated by facsimiles of the signatures of the Chief Executive Officer, President and Secretary or by a facsimile of the signature of the Chief Executive Officers or President and a written signature of the Secretary or an Assistant Secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk. Even though an officer who signed, or whose facsimile signature has been written, printed or stamped on, a certificate for shares shall have ceased by death, resignation or otherwise to be an officer of the corporation before such certificate delivered by the corporation, such certificate shall be as valid as though signed by a duly elected, qualified and authorized officer, if it be countersigned by a transfer agent or transfer clerk and registered by an incorporated bank or trust company as registrar of transfer. Such certificates shall also be numbered and sealed with the seal of the corporation. Such seal may be a facsimile, engraved or imprinted.

     Section 2. Record of Shareholders; Transfer of Shares. There shall be kept at the registered office of the corporation a record containing the names and addresses of all shareholders of the corporation, the number and class of shares held by each and the dates when they respectively became the owners of record thereof; provided, however, that the foregoing shall not be required if the corporation shall keep at its registered office a statement containing the name and post office address, including street number, if any, of the custodian of such record. Duplicate lists may be kept in such other state or states as may, from time to time, be determined by the Board. Transfers of stock of the corporation shall be made on the books of the corporation only upon authorization by the registered holder thereof or by his attorney lawfully constituted in writing and on surrender and cancellation of a certificate or certificates for a like number of shares of the same class properly endorsed or accompanied by a duly executed proof of authenticity of the signatures as the corporation or its transfer agents may reasonably require.

     Section 3. Fixing Record Date. In order that the corporation may determine the shareholders entitled to notice of or to vote at any meeting of the shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment or any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

     Section 4. Registered Shareholders. The corporation shall be entitled to recognize the holder of record of any share or shares of stock as the exclusive owner thereof for all purposes, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

     Section 5. Lost Certificates. Except as hereinafter in this section provided, no new certificate for shares shall be issued in lieu of an old one unless the latter is surrendered and canceled at the same time. The Board of Directors may, however, in case any certificate for shares is lost, stolen, mutilated or destroyed, authorize the issuance of a new certificate in lieu thereof, upon such terms and conditions including indemnification of the corporation reasonably satisfactory to it, as the Board shall determine.

     Section 6. Regulations; Appointment of Transfer Agents and Registrars. The Board may make such rules and regulations as it may deem expedient concerning the issuance, transfer and registration of certificates for shares of stock. It may appoint one or more transfer agents or registrars of transfers, or both, and may require all certificates of stock to bear the signature of either or both.

     Section 7. Treasury Shares. Treasury shares, or other shares not at the time issued and outstanding, shall not, directly or indirectly, be voted at any meeting of the shareholders, or counted in calculating the actual voting power of shareholders at any given time.

     Section 8. Securities. Any security of the corporation, which is issued to any person without an effective registration under the Securities Act of 1933, as amended, or the Blue Sky laws of any state having jurisdiction, shall not be transferable, or be the subject of any offer, sale, pledge, assign or transfer until the corporation has been furnished with the opinion of owner's counsel satisfactory to counsel for the Corporation that such offer, sale, pledge, assign or transfer does not involve a violation of the Securities Act of 1933, as amended, or the applicable Blue sky laws of any state having jurisdiction. The certificate representing any restricted securities shall bear substantially the following legend:

          "The securities represented by this certificate are not registered under the Securities Act of 1933, as amended (the "Act"), or the Blue Sky laws of any state, and these shares may not be offered, sold, transferred, pledged or assigned in the absence of an effective registration under the Act or an opinion of owner's counsel satisfactory counsel for the issuer the such offer, sale, transfer, assign, or pledge does not involve a violation of the Act, or the Blue Sky laws of any state having jurisdiction."

     Section 9. Fractional Shares. The corporation shall not be required to issue certificates representing any fraction or fractions of a share or shares of any class, but may issue in lieu thereof, one or more script certificates in such form or forms as shall be approved by the Board of Directors, each representing a fractional interest in respect to one share. Such script certificates, upon presentation together with similar script certificates representing in the aggregate an interest in respect of one or more full shares, shall entitle the holder thereof to receive one or more full shares of the class and series, if any, specified in such script certificate.

     Unless otherwise provided by the terms of the script certificate, each script certificate shall entitle the holder thereof to receive dividends, to participate in the distribution of corporate assets in the event of the corporation's liquidation, and to vote the fractional shares in person or by proxy.

                                  ARTICLE VIII
                                  MISCELLANEOUS

     Section 1. Fiscal Year. The fiscal year of the corporation shall be the calendar year unless otherwise determined by the Board.

     Section 2. Seal. The corporate seal shall be a device containing the name of the corporation, the year, and the words "Corporate Seal, Nevada."

     Section 3. Annual Report. An Annual Report may be furnished to the shareholders at the request of the directors but same shall not be required.

     Section 4. Inspection of Corporation Records. The share ledger or duplicate share ledger, the books of account, copy of the by-laws as amended certified by the Secretary, and minute of proceedings of the shareholders and directors and of the Executive Committee and other committees of the Board of Directors shall be open to inspection upon the written demand of any shareholder or holder or as the holder of a voting trust certificate and shall be exhibited at any time when required by the demand of ten percent (10%) of the shares represented at any shareholders' meeting. Such inspection may be made in person or by an agent or attorney and shall include the right to make extracts. Demand of inspection other than at a shareholders' meeting shall be made in writing upon the Chief Executive Officer, President, Secretary or Assistant Secretary of the corporation.

     Section 5. Dividends. Dividends upon the shares of the capital stock of the corporation may be declared and paid, when earned, to the extent permitted by the laws of the State of Nevada by the Board of Directors in their discretion at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of capital stock.

                                   ARTICLE IX
                                     NOTICES

     Section 1. Form of Notices. Whenever, under the provisions of these by-laws, notice is required to be given to any director, officer or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, by depositing the same in the United States Mail in a postpaid sealed wrapper, addressed to such director, officer or shareholder at such address as appears on the books of the corporation, or, in default of other address, to such director, officer or shareholder at the general post office in the city where the corporation's principal office for the transaction of business is located, and such notice be deemed to be given at the time when the same shall be thus mailed.

     Section 2. Waiver of Notice. Any shareholder, director or officer may waive any notice required to be given under these by-laws by a written waiver signed by the person, or persons, entitled to such notice, whether before or after the time stated therein, and such waiver shall be deemed equivalent to the actual giving of such notice.

                                    ARTICLE X
                                   AMENDMENTS

     Section 1. Who May Amend. These by-laws may be amended, altered, changed or repealed by the affirmative vote of a majority of the shares issued and outstanding, and entitled to vote thereat, at any regular or special meeting of the shareholders if notice of the proposed amendment, alteration, change or repeal be contained in the notice of the meeting, or by the affirmative vote of the majority of the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that the Board of Directors shall have no power to adopt, amend or alter any by-laws fixing their number, qualifications, classifications, term of office or the right of the shareholders to remove them from office.

                                   ARTICLE XI
                                 INDEMNIFICATION

     Section 1. Indemnification of Officers, Directors, Employees and Agents of the Corporation. The corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the Nevada Domestic Corporation Laws.

     Section 2. Nonexclusive Indemnification. The indemnification provided by this Article XI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, vote of shareholders or disinterested directors otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Section 3. Insurance. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article XI.

     Section 4. Constituent Corporation. For the purposes of this Article, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article XI with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.
                                       9

                              APPROVAL OF DIRECTORS

     The foregoing amended and restated by-laws were read and discussed, section by section, by the directors, who have authority to amend the by-laws which shall remain effective until legally amended or repealed. Following such discussion, they were duly approved at a meeting held in Oklahoma City, Oklahoma on February ___, 1998.


                                                        s// Donald E.  Smith
                                                        ------------------------
                                                        Donald E. Smith


                                                        s// Jerry M.  Sunderland
                                                        ------------------------
                                                        Jerry M. Sunderland


                                                        s// Robert O.  McDonald
                                                        ------------------------
                                                        Robert O. McDonald


                                       10
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                            CERTIFICATE OF SECRETARY

         I, the undersigned, do hereby certify:

     1. That I am the duly elected and acting Secretary of Avalon Community Services, Inc., a Nevada corporation;

     2. That the foregoing amended and restated by-laws comprising of 15 pages constitute the by-laws of said corporation as duly adopted by the Board of Directors thereof on February 24th, 1998.

     IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of said corporation on February 24th, 1998.


                                                         s// Randall J.  Wood
                                                         -----------------------
                                                         Randall Wood, Secretary

                                                                      Exhibit 21

                           SUBSIDIARIES OF REGISTRANT

         The subsidiaries of the Registrant are:

         Southern Corrections Systems, Inc., an Oklahoma corporation Central Oklahoma Properties Corp., an Oklahoma corporation Elk City Properties, Inc., an Oklahoma corporation

         Southern Corrections Systems, Inc., is the sole member of The Villa at Greeley, L.L.C., a Colorado limited liability company.

                                       12

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